UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CIMATRON LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share	M23798107
(Title of Class of Securities)	(CUSIP Number)

Asaf Harel, Adv.
Meitar Liquornik Geva Leshem Tal, Law Offices
16 Abba Hillel Silver Rd.
Ramat-Gan 52506, Israel
+972-3-610-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. M23798107	13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON: CO

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CUSIP No. M23798107	13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS: Barak Dotan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No. M23798107	13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON: IN

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Item 1. Security And Issuer.

This Amendment No. 2 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons identified in Item 2 below on May 22, 2008 (the “Statement”), as amended by Amendment No. 1 thereto filed on April 2, 2013 (“Amendment No. 1”), is being filed to report the sale by the Reporting Entity (as defined in Item 2 below) of the remaining 1,854,565 Ordinary Shares, par value NIS 0.10 each, of Cimatron Ltd., an Israeli company (“Cimatron” or the “Issuer”) held by it.  The issuer to which this Amendment relates is Cimatron. Its principal executive offices are located at 11 Gush Etzion Street, Givat Shmuel, Israel. This Amendment relates to Cimatron’s Ordinary Shares, NIS 0.10 par value per share (the “Ordinary Shares”).

The sale of all 1,854,565 Ordinary Shares by the Reporting Entity that is reported in this Amendment was effected pursuant to an Underwriting Agreement, dated May 21, 2013 (the “Underwriting Agreement”), by and among the Reporting Entity, William F. Gibbs, the Issuer and Roth Capital Partners, LLC, as sole underwriter (the “Underwriter”). Pursuant to the Underwriting Agreement, the Reporting Entity offered for sale 1,612,666 Ordinary Shares (the “Offering Shares”) and granted to the Underwriter an option, exercisable within 30 days, to purchase up to 241,899 additional Ordinary Shares (the “Over-Allotment Shares”) from the Reporting Entity to cover over-allotments. The closing of the offering of the Offering Shares and the Over-Allotment Shares occurred on May 24, 2013 and May 29, 2013, respectively.  The sale of the Offering Shares by the Reporting Entity reduced the Reporting Persons' beneficial ownership from 1,854,565 Ordinary Shares to 241,899 Ordinary Shares.  The sale of the Over-Allotment Shares by the Reporting Entity constituted the sale of the remaining Ordinary Shares beneficially owned by the Reporting Persons, reducing their beneficial ownership from 241,899 Ordinary Shares to zero Ordinary Shares.

The Reporting Persons note that the number of Ordinary Shares beneficially owned by them prior to the sale of Ordinary Shares pursuant to the Underwriting Agreement as reported in this Amendment—1,854,565 Ordinary Shares—is actually one share less than the number previously reported as beneficially owned by them in Amendment No. 1 (which had indicated 1,854,566 Ordinary Shares beneficially owned).  This Amendment shall serve as an amendment of the Reporting Persons’ prior beneficial ownership reported in Amendment No. 1 to the extent of that one Ordinary Share inadvertent overstatement that was reflected in Amendment No. 1.

Except as set forth in this Amendment, all information included in the Statement, as amended by Amendment No. 1, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Statement or in Amendment No. 1, as applicable.

Item 2. Identity and Background

(a) This Amendment is being filed by DBSI Investments Ltd. (“DBSI” or the “Reporting Entity”), and by Barak Dotan and Yossi Ben Shalom (collectively with DBSI, the “Reporting Persons”). DBSI is controlled by Barak Dotan through his control of B.R.Y.N. Investments Ltd. and by Yossi Ben Shalom through his control of Pulpit Rock Investments Ltd. and White Condor Investments Ltd.

The required disclosures for paragraphs (b) through (f) of Item 2 of this Amendment are incorporated by reference to the information set forth in the corresponding paragraphs of the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

There were no funds required for the Reporting Persons in connection with the Reporting Entity's sale of Ordinary Shares reported in this Amendment.

Item 4. Purpose of Transaction.

The Reporting Persons no longer hold or otherwise beneficially own any Ordinary Shares of Cimatron, and, consequently, do not have any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) DBSI does not beneficially own any Ordinary Shares of the Issuer.  Its beneficial ownership (with respect to both voting and dispositive power) therefore constitutes 0.0% of the outstanding Ordinary Shares of the Issuer. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of any Ordinary Shares of the Issuer that may be held by DBSI from time to time. As of the current time, their beneficial ownership consists of zero Ordinary Shares, representing 0.0% of the outstanding Ordinary Shares of the Issuer. DBSI possesses the sole right to vote and dispose of any Ordinary Shares held by it (currently, zero Ordinary Shares), which right (when applicable) is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

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 (c) Except for the transactions described in Item 1 of this Amendment and the relevant portion of the transactions described in Item 1 of Amendment No. 1 that occurred within the past 60 days, the Reporting Persons have not effected any transactions in securities of the Issuer in the past 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding Ordinary Shares on May 24, 2013, upon the sale of the Offering Shares, as described in Item 1 of this Amendment.

Item 6.

None.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1
Underwriting Agreement, dated May 21, 2013, by and among Cimatron Ltd., Roth Capital Partners, LLC, as sole underwriter, DBSI Investments Ltd. and William F. Gibbs (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer on May 21, 2013 (the second such Form 6-K furnished by the Issuer on that day))

99.2	Joint Filing Agreement filed pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2013

DBSI INVESTMENTS LTD.

By: /s/ Barak Dotan	/s/ Yossi Ben Shalom
Name: Barak Dotan	Yossi Ben Shalom
Title: Director	Director

BARAK DOTAN

/s/ Barak Dotan
Barak Dotan

YOSSI BEN SHALOM

/s/ Yossi Ben Shalom
Yossi Ben Shalom

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